FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, March 15, 2021

Ger. Gen. No 06/2021

Mr. Joaquín Cortez Huerta

President

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (FMC), I, duly authorized hereby attach to this Significant Event a copy of a communication released today by Enel SpA, our parent Company, in which it formally announces the launch of the voluntary public tender offer for the acquisition of up to 7,608,631,104 shares issued by Enel Américas S.A. (including shares represented by American Depositary Shares or "ADSs") equivalent to 10% of its current share capital (the "Offer"), as anticipated in the Significant Event issued on December 17, 2020.

In accordance with the attached release, the Offer is conditioned to the completion of the Merger by incorporation of EGP Américas S.p.A. into Enel Américas S.A. (the "Merger"), which shall take place on April 1, 2021. The Merger was subject to certain conditions precedent of which all have been met prior to the announcement of the Offer. The compliance with all the Merger conditions was reported in a Significant Event released on March 5, 2021.

The Offer will start on March 15 and end on April 13 of this year. In the United States of America, the Offer shall expire at 17:00 hrs., New York City time, while in Chile it shall expire at 17:30 hrs., Santiago de Chile time, unless it were to be extended.

Further information can be found in the communication, as attached, and more details on the Offer can be found on the Company´s website at www.enelamericas.com.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

Global News Media T +39 06 8305 5699 ufficiostampa@enel.com gnm@enel.com enel.com	Investor Relations T +39 06 8305 7975 investor.relations@enel.com enel.com

ENEL LAUNCHES VOLUNTARY PARTIAL PUBLIC TENDER OFFER FOR ENEL AMERICAS’ SHARES AND AMERICAN DEPOSITARY SHARES

Rome - Santiago de Chile, March 15th, 2021 – Enel S.p.A. ("Enel") announces that, in the context of the corporate reorganization process aimed at integrating the non-conventional renewable energy business of the Enel Group in Central and South America (excluding Chile) into the listed Chilean subsidiary Enel Américas S.A. (“Enel Américas”), it has launched a voluntary partial public tender offer for the acquisition of shares of Enel Américas common stock ("Shares") and American Depositary Shares (“ADSs”) of the above company up to a maximum overall amount of 7,608,631,104 shares (including Shares represented by ADSs) equal to 10% of the company’s current outstanding share capital (the “Offer”). In particular, the Offer consists of:

•	a US public voluntary tender offer (the “US Offer”) for (i) Shares held by US persons for 140 Chilean pesos per Share in cash, and (ii) ADSs held by all holders (even non-US persons) of Enel Américas ADSs, wherever located, for 7,000 Chilean pesos per ADS in cash, with the cash consideration payable in US dollars, based upon the Observed Exchange Rate published by the Central Bank of Chile for the business day prior to the date of settlement of the US Offer. The US Offer is subject to the terms and conditions described in the Offer to Purchase and in the related US tender offer acceptance documents. Non-US persons will not be permitted to tender their Shares in the US Offer. At the same time, ADSs may only be tendered in the US Offer; and
•	a voluntary public tender offer in Chile (the “Chilean Offer”) for Shares at a price of 140 Chilean pesos per Share in cash, payable in Chilean pesos; the Chilean Offer is subject to the terms and conditions described in the Chilean prospectus filed with the Chilean Financial Market Commission (Comisión para el Mercado Financiero) and is open to all holders of Shares (including US persons).

The Offer period is set to run from March 15th to April 13th, 2021; in this respect, the US Offer will expire at 5:00 p.m., New York City time, unless extended, while the Chilean Offer will expire at 5:30 p.m., Santiago de Chile time.

The Offer is conditional upon the effectiveness of the merger by incorporation of EGP Américas S.p.A. into Enel Américas (the “Merger”), that is expected to occur on April 1st, 2021. The Merger was subject to certain conditions precedent, which were all fulfilled prior to the launch of the Offer. The Offer is also subject to compliance with Chilean and US regulations and other applicable regulations

The total maximum outlay – assuming the Offer is taken up in full – of approximately 1,065.2 billion Chilean pesos (equal to around 1.2 billion euros)[1] will be funded through internally generated cash flows and existing debt capacity.

1 Calculated at the exchange rate of March 12th, 2021 of 853.44 Chilean pesos for 1 euro.

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 15844561009 – Stock Capital Euro 10,166,679,946 fully paid-in.

The Offer, which was firstly announced on December 17th, 2020, is an opportunity for minority shareholders who wish to reduce their ownership interest in Enel Américas after the Merger is completed. In this respect, the Offer provides shareholders an opportunity to sell shares at a price higher than the price of 109.8 Chilean pesos per share that Enel Américas offered in accordance with Chilean law to dissenting shareholders who exercised their withdrawal rights in connection with the Merger.

Additional information on the Offer together with the relevant documentation are available to the public on the Enel Américas website (www.enelamericas.com).

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 15844561009 – Stock Capital Euro 10,166,679,946 fully paid-in.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: March 15, 2021